October 16, 2019

Neil A. Manna
Corporate Controller Principal Accounting Officer
DXC Technology Company
1775 Tysons Boulevard
Tysons, Virginia 22102

       Re: DXC Technology Company
           Form 10-K for Fiscal Year Ended March 31, 2019
           Form 10-K for Fiscal Year Ended March 31, 2018
           File No. 001-38033

Dear Mr. Manna:

       We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Technology
cc:    Zafar Hasan